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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Diversinet Corp.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
25536K303

(CUSIP Number)
June 17, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25536K303	13G	Page 2 of 5 pages

1	NAME OF REPORTING PERSON Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	5	SOLE VOTING POWER 0

NUMBER OF

SHARES	6	SHARED VOTING POWER 0
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13G
Item 1.
     (a). Name of Issuer: Diversinet Corp.
     (b). Address of Issuer’s Principal Executive Offices:
          2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5
Item 2.
     (a) Name of Person Filing: Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania
     (b) Address of Principal Business Office or, if None, Residence:
          19 North Main Street, Wilkes-Barre, Pennsylvania 18711
     (c) Citizenship: Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania is organized pursuant to the laws of the State of Pennsylvania
     (d) Title of Class of Securities: Common Stock, no par value
     (e) CUSIP Number: 25536K303
Item 3.
     Not Applicable.
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned: 0 .
     (b) Percent of class: 0%
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:
          0
          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
          0
          (iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not being held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2010

(Date)

Hospital Service Association of Northeastern Pennsylvania d/b/a Blue Cross of Northeastern Pennsylvania

By:	/s/ William J. Farrell

Name: William J. Farrell
Title: Senior Vice President Finance, Chief Finance Officer & Treasurer